Exhibit 1

INCREDIMAIL LTD. ANNOUNCES RECORD REVENUES AND
MAJOR STRATEGIC PROGRESS FOR Q1 2006

-- US Presence Initiated; Continuous Ramp-Up of Subscription Sales --

Tel-Aviv, Israel - May 15, 2006 - IncrediMail Ltd. (NASDAQ: MAIL) today reported its financial results for the first quarter ended March 31, 2006.

Financial Results

Revenues for the first quarter of 2006 reached a new record of $2.2 million, an increase of 7% compared to $2.1 million recorded in the first quarter of 2005. Gross margins for the quarter were 92%.

Net income on a GAAP (Generally Accepted Accounting Principles) basis for the first quarter of 2006 was $0.6 million, or $0.06 per diluted share, compared with $1.0 million, or $0.13 per diluted share, for the first quarter of 2005.

Net income for the first quarter of 2006 included non-cash expenses of $0.3 million, $0.1 million in share-based employee compensation as required by the Company’s implementation of accounting standard FAS 123(R), and $0.2 million toping off severance and other salary based accruals. On a non-GAAP basis excluding these non-cash expenses, net income for the first quarter of 2006 was $0.8 million, or $0.10 per diluted share.

Highlights of the Quarter

•	Successful IPO: in January 2006, the Company carried out its IPO on the Nasdaq exchange, raising $16.9 million, net. Expenses related to the offering totaled $0.8 million, lower than expected.

•
Substantial growth in user base: the Company’s user base continued to grow at the rate of 1 million users per month, reaching a total of over 65 million registered downloads and over 10 million active users.

•	New product launch: during the quarter, the Company released the beta version of its Magentic by IncrediMail desktop enhancement product, significantly expanding the Company’s potential user base.

•	U.S. presence initiated: the Company has engaged an accomplished Executive VP to spearhead the ramp-up of its sales, marketing and business development activities in the U.S.

•	Ramp-up of subscription revenues: during the quarter, subscription revenues rose to 40% of sales compared to 16% in the first quarter of 2005, expanding the Company’s recurring revenue base.

Comments of Management

Commenting on the news, Mr. Yaron Adler, IncrediMail’s CEO, said, “We are pleased to kick-off 2006 with our highest revenues on record and strategic progress across the board. As planned, the funds from our IPO are enabling us to expand our investment in product development, sales, marketing and business development - all the areas that are critical for building the Company to the next level. We are excited to have begun establishing a strong U.S. presence, the first step towards raising our profile and sales from this strategic region.

Exhibit 1

“During the remainder of 2006, we plan to continue investing heavily in the full range of company-building activities with a focus on expanding our subscription and advertising revenues. With strong capital reserves, a motivated team, a growing suite of superb products and over 65 million registered downloads, we are working to realize the Company’s significant untapped revenue potential.”

The Company will host a conference call to discuss the results for the first quarter of 2006, at 4:30 PM EDST on Monday May 15, 2006. To participate, please call (866) 249-6463 (U.S. toll-free number), or (303) 262-2193 (international callers). A live web cast and 7-day archive of the call can be accessed at www.actioncast.acttel.com event ID 33840, or by calling toll-free from within the US (800) 405-2236, or from outside the US by calling +1-303-590-3000, replay passcode 11060481.

This press release includes a financial measure defined as a non-GAAP financial measure by the Securities and Exchange Commission: adjusted net income. This measure may be different from non-GAAP financial measures used by other companies. The presentation of this financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management believes that excluding the non-cash stock based compensation adjusted net income provides meaningful supplemental information that these numbers exclude.

About IncrediMail Ltd.

IncrediMail designs and markets a broad range of fun, easy-to-use consumer email products, including the IncrediMail Xe (free) and IncrediMail Premium (premium) email packages; IncrediMail Letter Creator and The Gold Gallery personalization packages; the new Magentic desktop enhancing solution; and the JunkFilter Plus anti-spam service. With over 65 million registered downloads and 10 million active users, IncrediMail generates revenues through licensing and co-branding of the Incredi brand, and through advertising and sponsored links. For more information about IncrediMail, please visit www.incredimail-corp.com.

Forward Looking Statements

Statements made in this press release that are not historical facts, including IncrediMail’s ability to increase revenues, control expenses, maintain levels of profitability, establish and increase creativity and uniqueness and continually enhance its existing products and to develop and release new products, are forward-looking statements. These forward looking statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions about IncrediMail and the matters covered in this release. You should not place undue reliance on these statements. Actual events or results may differ materially. The forward-looking statements are made as of this date and IncrediMail does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as may otherwise be required by applicable law. There is no assurance the Company will increase or even maintain its current level of revenues and profitability. A more complete discussion of risks and uncertainties which may affect the accuracy of these statements and the Company's business generally is included in the Company's most recent Annual Report on Form 20-F as filed by the Company with the Securities and Exchange Commission.

For more information, please contact:
BPC Financial Marketing
John Baldissera
1-800-368-1217

### Tables Follow ###

Exhibit 1

INCREDIMAIL LTD.
BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,	March 31,
	2005	2006
ASSETS		unaudited

CURRENT ASSETS:
Cash and cash equivalents	$2,428	$20,371
Restricted cash	30	30
Marketable securities	2,458	2,430
Trade receivables	1,814	1,458
Deferred taxes	244	264
Other receivables and prepaid expenses	68	340
Total current assets	7,042	24,893

LONG-TERM ASSETS:
Severance pay fund	349	382
Deferred taxes	149	206
Long-term deposits	154	159
Deferred issuance costs	478	-
Property and equipment, net	288	565
Total long-term assets	1,418	1,312

Total assets	$8,460	$26,205

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

CURRENT LIABILITIES:
Short-term bank credit and current maturities of capital lease obligations	$4	$2
Trade payables	114	337
Deferred revenues	2,333	2,675
Accrued expenses and other liabilities	1,625	1,866
Total current liabilities	4,076	4,880

LONG-TERM LIABILITIES:
Deferred revenues	961	997
Accrued severance pay	428	589
Total long-term liabilities	1,389	1,586

REDEEMABLE CONVERTIBLE PREFERRED SHARES	3,030	-

SHAREHOLDERS' EQUITY (DEFICIENCY)	(35)	19,739

Total liabilities and shareholders' equity (deficiency)	$8,460	$26,205

Exhibit 1

INCREDIMAIL LTD.
STATEMENTS OF INCOME

U.S. dollars in thousands (except per share data)

	Quarter ended March 31,
	2005	2006
	unaudited	unaudited

Revenues	$2,055	$2,201
Cost of revenues	139	170

Gross profit	1,916	2,031

Operating expenses:
Research and development	388	620
Selling and marketing, net	212	270
General and administrative	218	602

Total operating expenses	818	1,492

Operating income	1,098	539
Financial income, net	51	135

Income before taxes on income	1,149	674
Taxes on income	168	120

Net income	$981	$554

Net earnings per Ordinary share:

Basic	$0.15	$0.07

Diluted	$0.13	$0.06

Non-GAAP adjustment:
Stock based compensation, net	23	$62
Toping off severance and other salary based accruals	-	209
Non-GAAP net income	$1,004	$825

Non-GAAP net earnings per share :
Basic	$0.16	$0.10

Diluted	$0.14	$0.10